# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MBIA INC., CIK 0000814585
CUSIP: 55262C100
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 1 Manhattanville Road, Suite 202, Purchase, New York (NY), 10577
Date of event which requires filing of this statement: 02/27/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000940880

## Reporting persons
- Leeam S. Lowin: type of reporting person: individual (IN); citizenship or place of organization: Connecticut (CT); sole voting power 3,331,947; shared voting power 0; sole dispositive power 3,331,947; shared dispositive power 0; aggregate amount beneficially owned 3,331,947 (6.5% of the class)

## Item 1. Issuer
Name of issuer: MBIA INC.
Address of issuer's principal executive offices: 1 Manhattanville Road, Suite 202, Purchase, NY 10577

## Item 2. Person Filing
Name of person filing: Leeam S. Lowin
Address of principal business office or, if none, residence: 21 Fox Run Lane, Greenwich, Connecticut 06831
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: 3,331,947 shares of Common Stock, par value $1.00 per share ("Common Stock")
Percent of class:
Percent of class: 6.5%

The information with respect to percentage ownership is based on a total of 50,934,039 outstanding shares of Common Stock of MBIA INC., as reported in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: 3,331,947
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: 3,331,947
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Leeam S. Lowin: /s/ Leeam S. Lowin, Leeam S. Lowin (07/23/2026)